kenneth l. betts

Partner

214-453-646435

KBetts@winston.com

July 24, 2023

Ms. Isabel Rivera

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Hospitality Properties REIT II, Inc.

Amendment No. 1 to Draft Offering Statement on Form 1-A

Submitted June 16, 2023

CIK No.: 0001977210

Dear Ms. Rivera:

This letter is submitted on behalf of American Hospitality Properties REIT II, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the received Company’s Amendment No. 1 to Draft Offering Statement on Form 1-A (File No. 0001977210) (the “Offering Statement”), as set forth in your letter dated July 17, 2023 addressed to Mr. W.L. “Perch” Nelson, the Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an amendment to the Offering Statement (the “Amendment”), which includes changes to the Offering Statement to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment letter has been reproduced herein with responses below each numbered comment. For your convenience, the Staff’s comments are set forth below in bold font, with the Company’s responses immediately following such comments. The responses provided herein are based on information provided to Winston & Strawn LLP by the Company. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amendment.

Amendment No. 1 to Draft Offering Statement on Form 1-A

Cover Page

1.	Please revise your offering circular cover page to identify the most significant risk factors involved in the purchase of the common shares. Refer to Item 1.D. of Industry Guide 5 and Item 7(c) of Part II of Form 1-A.

Response: In response to the Staff’s comment, the Company has revised the language on the cover page to provide the requested disclosure.

July 24, 2023 Page 2

2.	We note your statement that you may use registered broker-dealers to assist you in this offering. Please revise to identify the broker dealer, clearly describe their compensation and file the engagement agreement as an exhibit, or otherwise clarify your use of a broker-dealer in your offering.

Response: In response to the Staff’s comment, the Company hereby advises the Staff that no broker-dealer has been identified as of the date of the Amendment and no broker-dealer may ever by used by the Company to effect sales of the Shares. Accordingly, the Company has deleted all references to prospective broker-dealers from the Amendment. If, at any time in the future, the Company engages the services of a broker-dealer, the Company will file a post-qualification amendment to the Offering Statement identifying the broker-deal and describing the compensation to be paid thereto.

Offering Circular Summary, page 3

3.	We note your statement on page 4 that the Manager manages the operations at 11 hotels, and that the Operator manages two such hotels, with Aimbridge Hospitality operating the other two. Please revise to clarify who provides the onsite management services at the remaining hotels.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment to clarify who provides the onsite management services at the hotels managed by the manager.

Risk Factors

If we pay distributions from sources other than our cash flow . . ., page 8

4.	Please revise to expand this risk factor to discuss the associated risks that may arise from high or fluctuating interest rates that may be a feature in any such financing or borrowing.

Response: In response to the Staff’s comment, the Company has revised the language on page 8 to provide the requested disclosure.

Plan of Distribution, page 36

5.	We note our statement that you will hold closings on a semi-monthly or monthly basis and that the investor’s subscription is irrevocable. Please revise to provide additional detail regarding the mechanics of the closings, including a discussion of what factors will go into deciding when to hold closings, why closings may be held inconsistently on either a semi-monthly or monthly basis, how you will inform investors of the closing cycle, and at which point in the closing process you will make a final determination to accept or reject a subscription.

Response: In response to the Staff’s comment, the Company has revised the language on page 36 to provide the requested disclosure.

July 24, 2023 Page 3

Valuation Policies, page 40

6.	We note your disclosure here that the $10.00 minimum purchase price will exist until June 30, 2024. Please reconcile this disclosure with your disclosure on your cover page and elsewhere in your offering circular stating that the $10.00 minimum purchase price will remain for up to 12 months following the commencement of this offering.

Response: In response to the Staff’s comment, the Company has revised the language to page 39 to reconcile the language with the corresponding disclosure elsewhere in the Amendment.

7.	Please clarify who will be ultimately responsible for calculating your NAV. We note your disclosure that you may engage a third party to calculate or assist in your NAV calculations.

Response: In response to the Staff’s comment, the Company has revised the language in the Amendment to make it clear that the Manager will calculate the NAV, subject to the approval of the Company’s Board of Directors.

Description of Business, page 42

8.	You state that the issuer was formed to invest in “limited and upscale select service” hotels in the United States. You state elsewhere that you were formed to invest in “premium branded” hotels in the United States. Please expand your disclosures to explain these classifications.

Response: In response to the Staff’s comment, the Company has revised the language in the Amendment to provide the requested disclosure.

9.	Please disclose the basis for your anticipated 7% annual distribution to stockholders from cash generated by operations, as you are a blind-pool company with no current assets or operations. Refer to Part II(b) of Form 1-A.

Response: In response to the Staff’s comment, the Company has deleted the reference to the anticipated 7% annual distribution.

Executive Officers and Directors, page 51

10.	We refer to your statement on page 15 that “the Manager and/or its other affiliates are not required to devote all of their time and efforts to our affairs,” and your disclosure here that each of your two executive officers are also officers of the Manager. To the extent your executive officers are working part-time, please revise to state approximately the average number of hours per week or month such person works or is anticipated to work. Refer to Item 10(a)(2) of Part II of Form 1-A. Please also revise the table to clarify if each of these officers is also an Executive Director, rather than a Director, as we note your statement that each of these officers is also an executive officer of the Manager.

Response: In response to the Staff’s comment, the Company has revised the language on page 54 to provide the requested disclosure.

July 24, 2023 Page 4

Management Compensation, page 57

11.	Please reconcile your disclosure here that the manager will be able to receive an annual Asset Management Fee in an amount of up to 1% of the aggregate purchase price with the disclosure on page F-10 noting that the manager will be entitled to receive a quarterly asset management fee in an amount of up to 1% of the gross revenues from the properties.

Response: In response to the Staff’s comment, the Company revised the disclosure on page F-10 to make in consistent with the other disclosure in the Amendment.

Principal Stockholder, page 60

12.	Your beneficial ownership table indicates that there are three persons in the group comprising directors and executive officers as a group, but we note that there are only two individuals referenced throughout your offering circular, W.L. “Perch” Nelson and Jay Anderson. We also note that you have only identified two members of the Investment Committee but indicate on page 46 that the consent of at least three members is required and on page 56 that the Investment Committee will have at least three members. Please reconcile these disclosures or advise.

Response: In response to the Staff’s comment, the Company has revised the language in the Amendment to make it clear that there are only two executive officers/directors.

Prior Performance Summary, page 60

13.	We note your lead-in narrative disclosure that prior to the onset of the COVID-19 pandemic, you have not experienced any material adverse business developments or conditions. Please revise to describe such material adverse developments and conditions experienced as a result of the pandemic and afterwards. We also note that based on your disclosures, your Manager and its affiliated entities appear to own a percentage of these platforms. Please revise your disclosures to clearly explain the percentage of each Platform that is owned by your Manager or its affiliated entities, and add disclosure to explain how the management functions of the platforms were divided between the Manager and the other owners of the platforms to provide investors with an understanding of the scope of management responsibilities of the Manager with respect to these platforms. Revise to disclose the total number of your investors. Please also revise to clarify here whether any of the programs have not provided a liquidity event within the estimated or targeted time frame disclosed to investors at the time the securities were initially offered.

Response: In response to the Staff’s comment, the Company has revised the language in the Amendment to provide the requested disclosure,

14.	We refer to your statement that American Hospitality Properties Fund I, LLC, and Fund III each own 5% of Platform A. However, we also note that you state the latter invested approximately $1.6 million in Platform A and that Fund III invested approximately $3.9 million in Platform A. Please revise to clarify how the percentage ownerships are the same with different amounts invested.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 59 and 60 to make the disclosure consistent.

July 24, 2023 Page 5

Description of Capital Stock and Certain Provisions of Delaware Law, Our Charter and ByLaws, page 67

15.	We note your reference to a share repurchase program on page 74 of your offering circular. Please revise your disclosure to provide pertinent details regarding this program. Refer to Item 17 of Guide 5.

Response: In response to the Staff’s comment, the Company hereby advises the Staff that it does not have a share repurchase program and, accordingly, the language referencing such a program has been deleted from the Amendment.

U.S. Federal Income Tax Consideration Requirements for Qualification, page 83

16.	We refer to your statement on page 86 that you intend to engage the Operator (PAH Management, LLC), that you believe the Operator qualifies as an “eligible independent contractor,” and that to qualify as such, the contractor must be actively engaged in the business of operating qualified lodging facilities for persons unrelated to the taxable REIT subsidiary or its affiliated REIT. We also note your disclosure on page 60 that the Operator currently manages 13 hotels owned by affiliates of the Manager and provides onsite management services at two of these hotels. Please further expand your disclosures to explain why you believe that PAH Management qualifies as an “eligible independent contractor.”

Response: In response to the Staff’s comment, the Company has revised the language in the Amendment to provide the requested disclosure.

How to Subscribe, page 108

17.	Please reconcile your disclosures on page 109 as well as on page 70, which state that the minimum purchase is 50 shares while your disclosures elsewhere in the offering circular state that the minimum purchase is 500 shares at 10.00 per share (i.e., a $5,000 minimum investment).

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment to make it clear that the minimum investment is 500 Shares.

18.	We note your disclosure on page 109 that the Manager may revise the minimum purchase requirement in the future. Please revise to explain why the Manager may make this revision in the future, how the minimum purchase requirement may be revised, and how you would intend to inform investors of this change.

Response: In response to the Staff’s comment, the Company has deleted the language permitting the Manager to revise the minimum purchase amount.

July 24, 2023 Page 6

Appendix A: Prior Performance Tables, page A-1

19.	We refer to your statement that all information contained in the tables in the appendix are as of December 31, 2022. However, we note that the information presented in Table III do not appear to include information for 2022. Please revise to address the discrepancy.

Response: In response to the Staff’s comment, the Company has revised the language in Table III to address this discrepancy.

20.	We note that Table II indicates that Fund III raised more than $48 million. We also note that you state on page 61 that Fund III closed in May 2019 with approximately $23.4 million of committed capital. Please revise to address the discrepancy.

Response: In response to the Staff’s comment, the Company have revised the language in the Amendment to address this discrepancy.

1. Organization, page F-8, page A-1

21.	We note your reference to AHP REIT OP, LP as the operating partnership for American Hospitality Properties REIT II, Inc. This appears to be inconsistent with your disclosure n your cover page of Part II and elsewhere within your filing which indicates that your operating partnership is AHP REIT II OP, LP. Please revise as appropriate.

Response: In response to the Staff’s comment, the Company has revised the language in the Amendment to make it clear that the name of the Company’s operating partnership is AHP REIT II OP, LP.

General

22.	Please ensure that all defined terms are defined upon first use. For example, we note that the acronym “SPE” is used on page 5 and is not defined until page 57. We also note that you reference Selling Group Members without identifying such members.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment to ensure that all defined terms are defined upon first use.

23.	Please supplementally provide us with a template for your future NAV disclosures.

Response: In response to the Staff’s comment, the Company is providing the Staff, on a supplemental basis, the Company’s template for future NAV disclosures by attaching such template hereto as Exhibit A.

24.	Please disclose in your offering circular that you will follow the parameters of the undertaking contained in Item 20.D of Guide 5

Response: In response to the Staff’s comment, the Company has added the requested disclosure to the Amendment.

July 24, 2023 Page 7

If you have any questions in connection with these comments, please do not hesitate to contact me at (214) 453-6435 or by email at kbetts@winston.com.

Sincerely,

/s/ Kenneth L. Betts

Enclosures

cc:	W. L. “Perch” Nelson

Chief Executive Officer

American Hospitality Properties REIT II, Inc.